December 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	Daniel Leslie, Lilyanna Peyser and Mara L. Ransom

Re:	SEC Comment Letter dated December 14, 2012
Domino’s Pizza, Inc.
Form 10-K for Fiscal Year Ended January 1, 2012
Filed February 28, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2012
File Nos. 001-32242

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s response to the comment letter to Michael T. Lawton of the Company, dated December 14, 2012 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K (the “10-K”) and Definitive Proxy Statement (the “Proxy Statement”).

For reference purposes, the Staff’s comment as reflected in the Staff’s letter of December 14, 2012 (the “Staff Letter”), is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Definitive Proxy Statement on Schedule 14A as filed March 16, 2012

Compensation Discussion and Analysis, page 14

Compensation for Chief Executive Officer, page 20

1.	We note your disclosure in the last paragraph on page 20 that “Mr. Doyle’s annual salary was increased by the Compensation Committee from $750,000 to $800,000 on March 1, 2011.” Furthermore, we note your disclosure in the third to last paragraph on page 21 of your definitive proxy statement that the Compensation Committee “determined to increase Mr. Doyle’s annual base salary to $850,000 per year…effective March 1, 2011.” Please clarify whether Mr. Doyle’s salary was adjusted twice on or effective as of March 1, 2011 or once on March 1, 2011 and again effective another date.

RESPONSE TO COMMENT 1

The Company advises the Staff that the reference on page 21 to the date of March 1, 2011 was a typographical error. The date on page 21 should have been March 1, 2012 as the Compensation Committee approved the second salary adjustment (from $800,000 to $850,000) effective one year after the first referenced salary adjustment. In future filings, the Company will correct the disclosure to reflect the date of the salary adjustment from $800,000 to $850,000 as March 1, 2012.

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Please be advised that, in connection with the Staff’s comments in the Staff Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require further information, please call the undersigned at 734-930-3678.

Very truly yours,

/s/ Kenneth B. Rollin

Kenneth B. Rollin

Executive Vice President and

General Counsel